FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _____                   No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 10, 2009
2.	Press release dated September 16, 2009
3.	Press release dated September 21, 2009
4.	Press release dated September 23, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2009

ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

Cypress Partners With Arm For Next-Generation Embedded Platform Solutions

Cypress Licenses Broad Range of IP for New Programmable Offerings

SAN JOSE, CA and CAMBRIDGE, UK, Sept 10, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] and Cypress Semiconductor Corp. (NYSE: CY) announced today that Cypress has licensed a broad range of intellectual property (IP) from ARM for use in next-generation programmable platforms. Cypress has licensed the ARM(R) Cortex(TM)-M3 and ARM9(TM) family processors, along with more than 75 other IP elements.

Cypress is a leader in programmable solutions, with more than 25 years of providing a broad programmable offering. Cypress employs a SONOS manufacturing process that delivers high-performance, and excellent mixed-signal integration. Cypress’s flagship PSoC(R) programmable system-on-chip platform integrates an MCU core, programmable analog and digital blocks, and memory on a single chip. Cypress also offers programmable controllers for touch sensing and touchscreens, programmable clocks, and programmable LED controllers.

“Our ongoing relationship with Cypress and their adoption of the ARM Cortex architecture is a highly visible demonstration of the growing momentum behind ARM Cortex processor-based solutions,” said Eric Schorn, VP marketing, Processor Division, ARM. “The combination of the Cortex-M3 processor’s ultra low-power, high-performance credentials with the flexibility of Cypress’s embedded platform technology provides system designers with the ideal solution for a wide variety of applications, including, automotive and industrial control systems, white goods, electronic toys and medical instrumentation.”

“This partnership with ARM expands the potential range of programmable solutions we can make available to customers with the twin benefits of high performance and industry-standard architectures,” said Norm Taffe, executive vice president of Cypress’s Consumer and Computation Division. “In addition, our customers now gain access to the broad ARM ecosystem of support around the processors.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Cypress
Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the PSoC(R) programmable system-on-chip, USB controllers, general-purpose programmable clocks and memories. Cypress also offers wired and wireless connectivity technologies ranging from its CyFi(TM) Low-Power RF solution, to West Bridge(R) and EZ-USB(R) FX2LP controllers that enhance connectivity and performance in multimedia handsets. Cypress serves numerous markets including consumer, computation, data communications, automotive, and industrial. Cypress trades on the NYSE under the ticker symbol CY. Visit Cypress online at www.cypress.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and ARM9 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders.  “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:
Alan Tringham	Charlene Marini	Don Parkman
ARM	ARM	Cypress
+44 1223 400947	+1 408-576-1131	+1 408-943-4885
alan.tringham@arm.com	charlene.marini@arm.com	dsp@cypress.com

Item 2

ARM ANNOUNCES 2GHZ CAPABLE CORTEX-A9 DUAL CORE PROCESSOR IMPLEMENTATION

ARM Cortex processor technology and physical IP developed in unison to deliver high performance and low-power processing for consumer and enterprise markets

CAMBRIDGE, UK – Sept. 16, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] announced today the development of two Cortex(TM)-A9 MPCore(TM) hard macro implementations for the TSMC 40nm-G process, enabling silicon manufacturers to have a rapid and low-risk route to silicon for high-performance, low-power Cortex-A9 processor-based devices. The speed-optimized hard macro implementation will enable devices to operate at frequencies greater than 2GHz.

The dual core hard macro implementations are the result of ARM’s significant investment in advanced physical IP development in unison with processor and fabric IP technology, and leading-edge implementation flows from the EDA industry. Advanced physical IP techniques have enabled critical circuits within the design to be replaced with highly tuned logic cells and memories, increasing performance while lowering overall power consumption.

Speed Optimized
The Cortex-A9 speed-optimized hard macro implementation will provide system designers with an industry standard ARM(R) processor incorporating aggressive low-power techniques to further extend ARM’s performance leadership into high-margin consumer and enterprise devices within the power envelope necessary for compact, high-density and thermally constrained environments. This hard macro implementation operates in excess of 2GHz when selected from typical silicon and represents an ideal solution for high-margin performance-oriented applications.

Power Optimized
In many thermally constrained applications such as set-top boxes, DTVs, printers and other feature-rich consumer and high-density enterprise applications, energy efficiency is of paramount importance. The Cortex-A9 power-optimized hard macro implementation delivers its peak performance of 4000 DMIPS while consuming less than 250mW per CPU when selected from typical silicon.

The hard macro implementations include ARM AMBA(R)-compliant high performance system components to maximize data traffic speed and minimize power consumption and silicon area.  Each Cortex-A9 hard macro implementation also includes the CoreSight(TM) Program Trace Macrocell (PTM) which provides full visibility into the processor’s instruction flow, enabling the software community to develop code for optimal performance.

“The Cortex-A9 MPCore processor has already been widely accepted as the processor of choice for high-performance embedded applications across a broad spectrum of demanding consumer and enterprise devices,” said Eric Schorn, VP marketing, Processor Division, ARM.  “ARM’s parallel development of advanced, optimized physical IP components demonstrates a new level of collaborative differentiation while enabling our Partners to expand their penetration into high margin domains traditionally occupied by proprietary architectures.”

“ARM’s long-standing investment in low-power leadership and ability to develop such high-performance devices enables licensees to lower the cost and risk of entering the high-margin markets currently addressed with competing proprietary solutions,” said Will Strauss, principal analyst at Forward Concepts. “With single-thread performance capable of supporting very intensive workloads, the unprecedented level of power efficiency will enable licensees to introduce compelling new products.”

“ARM and TSMC have enjoyed a long standing relationship of collaboration to ensure the development and delivery of best-in-class products optimized for our manufacturing process,” said ST Juang, Sr. Director, Design Infrastructure Marketing Division, TSMC. “This provides OEMs developing feature-rich consumer and enterprise devices access to TSMC’s manufacturing excellence and the power of ARM processor IP”

Both ARM dual core Cortex-A9 hard macros will share a common seven-power domain, dual-NEON(TM) technology configuration supporting SMP (symmetrical multiprocessing) operating systems with up to 8MB of Level2 cache memory and will be delivered with all scripts, vectors and libraries required to integrate the macro directly within any SoC device.

To enable the development of high-efficiency, low risk SoCs using other Cortex-A9 processor configurations, ARM also provides the silicon-proven SoC-level ARM Physical IP platform used to build these hard macros, and a range of AMBA-compliant system development components and tools.

In addition, the ARM Active Assist consulting service, developed in conjunction with the hard macros, enables ARM Partners to efficiently integrate the hardened macro into their SoC design to realize maximum system performance with lowest risk and fastest time-to-market.

Availability

The Cortex-A9 hard macros and the corresponding optimized physical IP used to develop the speed-optimized and power-optimized implementations are available for license today with delivery in the fourth quarter of 2009. ARM’s 40G physical IP platform is also available today at designstart.arm.com.

ENDS

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex, MPCore, AMBA and NEON are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS; and ARM Sweden AB.

ARM Press Contacts

Alan Tringham,	Charlene Marini,
ARM	ARM
Tel : +44 1223 400947,	Tel: +1 408-576-1131,
Email: alan.tringham@arm.com	Email : charlene.marini@arm.com

Item 3

ARM AND NXP LAUNCH MBED TO ENABLE
RAPID PROTOTYPING WITH MICROCONTROLLERS
Industry's first online tools get results in 60 seconds

CAMBRIDGE, UK AND EINDHOVEN, THE NETHERLANDS – Sept. 21, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] and NXP, the independent semiconductor company founded by Philips, today announced at Embedded Systems Conference (ESC), Boston, mbed.org and the mbed(TM) microcontroller rapid prototyping tools. With the market for 32-bit microcontrollers set for explosive growth, the ability for new markets to adopt and exploit modern microcontroller technology becomes a critical success factor. To maximise these opportunities ARM has developed mbed, the industry's first online platform for fast, low-risk prototyping of microcontroller-based systems. The mbed tools launch with integral hardware and software support for the NXP LPC1768 ARM(R) Cortex(TM)-M3 processor-based MCU, making cutting-edge microcontroller technology accessible to a wide audience.

Getting Started
New users can get started with mbed tools in 60 seconds, by plugging in an mbed microcontroller, going to the mbed.org website to signup, and downloading and running a "Hello World!" binary just like saving to a USB Flash Drive. Compiling a first program takes only 60 seconds more: Launch the browser-based compiler, create a new template project, and click ‘compile’ to build and download the binary. A cloud-computing approach delivers the tools online in a browser, so there is nothing to configure or install, and everything works on Windows, Mac or Linux. For developers currently using proprietary 8/16-bit microcontrollers, discrete logic, or even those new to the industry, mbed removes the barriers to the world of modern 32-bit microcontrollers.

Rapid Prototyping
Development with mbed tools is focused on rapid prototyping by enabling the creation of proof-of-concept designs that exploit the functionality and cost saving opportunities presented by the inclusion of an advanced microcontroller in the system. The first mbed microcontroller hardware packages an NXP LPC1768 Cortex-M3 processor-based MCU and support components in a practical 40-pin 0.1" pitch DIP form-factor, ideal for experimenting on solderless breadboard, stripboard and through-hole PCBs. The mbed C/C++ Libraries build on top of the ARM Cortex Microcontroller Software Interface Standard (CMSIS) to provide high-level interfaces to microcontroller peripherals, enabling a clean, compact, API-driven approach to coding. The combination gives immediate connectivity to peripherals and modules for prototyping and iteration of microcontroller-based system designs, providing developers with the freedom to be more innovative and more productive.

“With the NXP LPC1700 offering CPU performance of over 140 DMIPs at 120 MHz, combined with a wide range of peripherals like USB, Ethernet and CAN," said Geoff Lees, vice president and general manager at NXP. "it's equally important to offer increased ease-of-use and rapid prototyping capabilities to exceed our customers' ever-increasing time-to-market requirements. ARM has more than achieved that with mbed.”

“ARM is dedicated to providing our silicon Partners with the best tools available to compete in the microcontroller market,” said John Cornish, EVP and general manager, System Design Division, ARM. “mbed's unique focus on rapid prototyping using online tools provides a low cost platform for effective demonstration and evaluation, generating additional design wins for our Partners and stimulating new opportunities for ARM processor-based microcontrollers.”

“The mbed tools are easy to use yet powerful enough to handle complex designs,” said Harry Li, Ph.D., a professor at the Computer Engineering Department of San Jose State University, who has already run a class based on a prototype version of mbed. “The API-driven approach eliminates much of the low-level work normally associated with MCU code development.”

“mbed's web-based tools feel quite liberating, relieving you of IT responsibilities, the complexity of big-ticket IDEs or having to choose between PC, Mac or Linux,” said Tom Cantrell, West Coast Editor, Circuit Cellar. “The approach won't replace the old way of doing things, but it doesn't need to. The mbed tools make microcontrollers more accessible, and that will enable more folks to write their own code.”

Audience
The focus on rapid prototyping has a broad appeal. Engineers new to embedded applications can use mbed to experiment and test product ideas that could benefit from advanced microcontrollers. Experienced engineers can be more productive and adventurous in the proof-of-concept stages of development. Marketing, Sales, Application Engineers and Distributors can use mbed as a consistent platform for demonstration, evaluation and support of microcontrollers, middleware and associated components. Education, Enthusiasts and Inventors can use mbed as an accessible way to experiment with the application of microcontrollers without worrying about implementation details. As a result, the mbed tools will help a diverse audience exploit the opportunities presented by advanced microcontrollers when introduced to their own area of expertise.

Availability
The mbed.org website is now live, and the mbed Microcontroller based on the NXP LPC1768 is available for purchase. For purchasing details and to find out more about mbed, visit http://mbed.org

About NXP
NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 30,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and mbed are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:
Alan Tringham	Charlene Marini
ARM	ARM
+44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

For further press information, please contact:

Europe:	Terry Chiang	Greater China:	Esther Chang
	Tel. +31 40 2725162		Tel. +886 2 8170 9990
	terry.chiang@nxp.com		esther.chang@nxp.com

USA:	Rebecca Samuel	APAC:	Mark Chisholm
	Tel. +1 408 474 8769		Tel. +65 6882 5092
	rebecca.samuel@nxp.com		mark.chisholm@nxp.com

Item 4

ARM MAKES MULTI-CHIP DEBUG AFFORDABLE IN END PRODUCT
Mature Serial Wire Debug technology now enhanced to support multi-chip debug with only 2-pins

CAMBRIDGE, UK – Sept 23, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] has introduced multi-drop support into the ARM(R) CoreSight(TM) Serial Wire Debug (SWD) solution, enabling simultaneous connection to multiple devices from a single debug host.
This latest version of SWD with multi-drop support brings a high performance and low cost 2-pin debug solution to complex, multi-core, multi-chip products such as mobile devices, making debug implementation more affordable in the end product.

The ARM SWD technology, introduced in 2004, is widely deployed in silicon and supported by a large number of tools vendors. SWD replaces the alternative 5-pin JTAG debug port providing all the normal debug functionality with just two pins, increasing debug performance for ARM Cortex(TM) processors, and avoiding the need to use scan chains for debug.

The new multi-drop SWD is fully backwards compatible, retaining existing single point-to-point host equipment connections, and enables a device to power down completely while that device is not selected, reducing power consumption.  The ARM multi-drop SWD has been designed to be fully interoperable with the recently announced IEEE 1149.7 standard.

“We are delighted to provide the benefits of SWD to an even wider market of system developers. A proven and easy to support 2 pin debug solution is a key requirement for all major silicon providers and OEMs”, said Mike Inglis, executive vice president and general manager, Processor Division, ARM.

“SWD has been widely adopted in the industry and is supported by the ARM tools. This new multi-drop support enables the debugging of software running on multiple cores without the need to increase the number of debug pins, which delivers a cost effective solution for our customers” said John Cornish, executive vice president and general manager, System Design Division, ARM. “Support for multi-drop SWD will be added in our products during this year”.

“By accessing multiple devices through as single connection developers of complex products such mobile phones can now reap the full benefits of the ARM 2-pin debug solution,” said Stephan Lauterbach, General Manager Lauterbach GmbH. “We have worked closely with ARM on the development of the multi-drop SWD product to ensure that our tools are aligned and our customers can make the best use of this technology.”

Availability:
The Serial Wire Debug and the new multi-drop protocol form part of the ARM CoreSight architecture and are available now to all CoreSight licensees under maintenance release.  ARM CoreSight technology is the industry-recognized solution for complete debug and trace, for single core and complex multicore SoCs. For more information about the CoreSight architecture and the multi-drop SWD protocol, please visit: http://www.arm.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and CoreSight are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB.

Contact Details:

ARM
Alan Tringham
+44 1223 400947
alan.tringham@arm.com

ARM
Charlene Marini
+1 408-576-1131
charlene.marini@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com

Multi-drop Serial Wire Debug